UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                    FORM N-8F


I. GENERAL IDENTIFYING INFORMATION

     1.   Reason  fund  is  applying  to   deregister   (check  only  one;   for
          descriptions, see Instruction 1 above):

          | |  MERGER

          |X|  LIQUIDATION

          | |  ABANDONMENT OF REGISTRATION

               (Note:  Abandonments of Registration
               answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

          | |  Election  of  status as a  BUSINESS  DEVELOPMENT  COMPANY
               (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

     2.   Name of fund:          The Watchdog Fund Trust

     3.   Securities and Exchange Commission File No.: 811-21366

     4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

                   |X| Initial Application          | | Amendment

     5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                           650 Fifth Avenue, 6th Floor
                           New York, NY  10019

     6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                           Wade Bridge, Esq.
                           c/o Ultimus Fund Solutions, LLC
                           225 Pictoria Drive, Suite 450
                           Cincinnati, Ohio  45246
                           (513) 587-3406

     7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

                           Howard Horowitz
                           650 Fifth Avenue, 6th Floor
                           New York, NY  10019
                           (212) 259-2663

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

     8.   Classification of fund (check only one):

          |X| Management company;

          | | Unit investment trust; or

          | | Face-amount certificate company.

     9. Subclassification if the fund is a management company (check only one):

          |X| Open-end           | | Closed-end

     10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                                 Delaware

     11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                         H Team Capital, LLC
                         650 Fifth Avenue, 6th Floor
                         New York, NY  10019

     12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                         Ultimus Fund Distributors, LLC
                         225 Pictoria Drive, Suite 450
                         Cincinnati, Ohio  45246

     13.  If the fund is a unit investment trust ("UIT") provide:

          (a)  Depositor's name(s) and address(es):

          (b)  Trustee's name(s) and address(es):

     14. Is there a UIT registered under the Act that served as a vehicle for investments in the fund (e.g., an insurance company separate account)?

              | | Yes      |X|  No

          If Yes, for each UIT state:
              Name(s):

              File No.: 811-

              Business Address:

     15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              |X| Yes      | | No


              If Yes, state the date on which the board vote took place:

                                  September 8, 2004

              If No, explain:

          (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              | | Yes      |X| No


              If Yes, state the date on which the shareholder vote took place:

              If No, explain: Under the Registrant's Declaration of Trust, the Board of Trustees has the authority to liquidate the Registrant by vote of the Trustees. The vote taken on 9/8/2004 of the Board of Trustees was unanimous, including all of the Independent Trustees. In addition, at the time of the liquidation, the Fund only had four shareholders with approximately $300,000 in total assets. The shareholders included the Adviser, portfolio manager, and two individuals known to the Adviser.

II. DISTRIBUTIONS TO SHAREHOLDERS

     16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

              |X| Yes       | | No

          (a)  If  Yes,   list  the   date(s)  on  which  the  fund  made  those
               distributions:

                                 September 14, 2004

          (b)  Were the distributions made on the basis of net assets?

              |X| Yes       | | No

          (c)  Were the distributions made pro rata based on share ownership?

              |X| Yes       | | No

          (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

          (e)  Liquidations only:

               Were any distributions to shareholders made in kind?

              | | Yes       |X| No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliations of shareholders:

     17.  Closed-end funds only:
          Has the fund issued senior securities?

              | | Yes       | | No

          If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

     18.  Has the fund distributed all of its assets to the fund's shareholders?

              |X| Yes       | | No

          If No,

          (a)  How many shareholders does the fund have as of the date this form
               is filed?   None

          (b) Describe the relationship of each remaining shareholder to the fund:

     19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

              | | Yes       |X| No

          If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

     20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

              | | Yes       |X| No

          If Yes,

          (a) Describe the type and amount of each asset retained by the fund as of the date the form is filed:

          (b)  Why has the fund retained the remaining assets?

          (c)  Will the remaining assets be invested in securities?

              | | Yes       | | No

     21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

              | | Yes       |X| No

          If Yes,

          (a)  Describe the type and amount of each debt or other liability:

          (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

     22.       (a)   List the  expenses  incurred  in connection with the Merger or Liquidation:

               (i)   Legal expenses:                                 $  2,270

               (ii)  Accounting expenses:                            $   0.00

               (iii) Other expenses (list and identify separately):

                     Administration Fees                             $  1,500

                     Total Other Expenses                            $  1,500

               (iv)  Total expenses (sum of lines (i)-(iii) above):  $  3,770

               (b)  How were those expenses allocated?

                    All expenses were allocated to the Adviser, H Team Capital, LLC, from inception to liquidation.

               (c)  Who paid those expenses?

                    H Team Capital, the Fund's Adviser, paid all of the Fund's expenses from inception to liquidation.

               (d)  How did the fund pay for unamortized expenses (if any)?

                    H Team  Capital,  LLC  paid  all the  Fund's  expenses  from
                    inception  to   liquidation,   including   any   unamortized
                    expenses.

     23. Has the fund previously filed an application for order of the Commission regarding the Merger or Liquidation?

              | | Yes       |X| No

          If yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

     24.  Is the fund a party to any litigation or administrative proceeding?

              | | Yes       |X| No

          If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

     25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

              | | Yes       |X| No

          If   Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

     26.  (a) State the name of the fund surviving the Merger:

          (b)  State the Investment Company Act number of the fund surviving the
               Merger:

          (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                  VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Watchdog Fund Trust, (ii) he is an officer of The Watchdog Fund Trust and
(iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this FORM N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.


                              THE WATCHDOG FUND TRUST

                               /s/  Howard Horowitz
                              -----------------------------------
                              Howard Horowitz, Chairman, Chief Executive Officer